UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, May 2025

Commission File Number 001-42606

CONCORDE INTERNATIONAL GROUP LTD

(Translation of registrant’s name into English)

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F ☒        Form 40-F ☐

On May 16, 2025, Concorde International Group Ltd (the “Company”) issued a press release announcing its financial results and providing a business update for the fiscal year ended December 31, 2024. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release titled “Concorde International Group Reports Full-Year 2024 Financial Results and Provides Business Update” dated May 16, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2025	CONCORDE INTERNATIONAL GROUP LTD

	By:	/s/ Swee Kheng Chua
Swee Kheng Chua
Chief Executive Officer and Chairman

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